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                          [PATTON BOGGS LLP LETTERHEAD]



January 31, 2005                                           Jeffrey D. Haas
                                                           (202) 457-5675
                                                           jhaas@pattonboggs.com


VIA EDGAR AND FACSIMILE

Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:     VINEYARD NATIONAL BANCORP
        FORM S-3 FILED DECEMBER 30, 2004
        COMMISSION FILE NO. 333-121794

Dear Mr. Windsor:

        Set forth below are the responses of Vineyard National Bancorp (the "Registrant") to the comments contained in your letter dated January 28, 2005, with respect to the registration statement on Form S-3, filed on December 30, 2004, with exhibits (the "Registration Statement"). Both of the comments are addressed in order below.

1. Based on our review of the Selling Securityholder Questionnaires, the form of which was attached as Annex B to the Registration Rights Agreement, as filed on Form 8-K with the Securities and Exchange Commission (the "SEC") on December 10, 2004 as Exhibit 4.2, all of the selling shareholders indicated that they were not broker-dealers. Smithfield Fiduciary, LLC, Steelhead Investments, Ltd., Hare & Co. f/b/o John Hancock Bank and Thrift Opportunity Fund, SF Capital Partners, Ltd. and all of the Principal entities, as listed in the Selling Stockholders section of the Registration Statement, indicated that they were affiliates of broker-dealers. However, all the foregoing entities, representing an aggregate of 411,700 shares of the registrable securities, certified that they bought the registrable securities in the ordinary course of business, and at the time of the purchase of the registrable securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the registrable securities.

2. On behalf of, and at the request of the Registrant, we hereby advise the Staff that the Registrant is in possession of the fully executed Purchase Agreements, the form of which was filed on Form 8-K with the SEC on December 10, 2004 as Exhibit 99.2.


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Christian Windsor
January 31, 2005
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        Please do not hesitate to call the undersigned or Norman B. Antin if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

        As always, the Staff's cooperation is greatly appreciated.




                                            Very truly yours,

                                            /s/ JEFFREY D. HAAS

                                            Jeffrey D. Haas